UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

click here for printer-friendly PDF version

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

January 29, 2007	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

  ALBERTA STAR INTERSECTS 5.0 METRES (16.5 FEET) OF HIGH GRADE URANIUM (0.22% U308) AT ELDORADO IN CANADA’S NORTHWEST TERRITORIES

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to report that the Company has intersected 5.0 meters (16.5 feet) of 0.22% U308 at Eldorado. The latest results are from a recent nine-hole preliminary drill program completed in the fall of 2006. The program was designed to re-evaluate the economic potential of the former Eldorado-Echo Bay silver and uranium mines. The initial drill results from the first nine holes have discovered a new zone of hydrothermal and structurally controlled polymetallic vein breccias that are enriched in uranium, silver, gold, copper, nickel, cobalt, lead and zinc. The Eldorado uranium target is located on the Company’s property, on the north side of Echo Bay.  The completion of the drilling has confirmed additional widespread polymetallic and uranium mineralization. Seven drill holes intersected multiple zones of intensely altered and mineralized polymetallic breccias with disseminated and vein hosted mineralization. All drill cores were prepared, bagged and sealed by the Company’s supervised personnel and were transported by plane to Acme Analytical Laboratories Ltd. (“ACME”) in Yellowknife, NT where they were crushed and pulped, and then transported to ACME’s main laboratories in Vancouver, British Columbia for assaying. Acme is a fully registered analytical lab for analysis by ICP-MS and ICP-FA techniques.

Highlights from significant mineralized down hole intervals from the seven new holes reporting include hole number:

•

PR-06-03 intersected 1.5 meters (4.95 feet) of 0.15% U308 and within that 1.0 meter (3.3 feet) of 0.21% U308.

•

PR-06-09 which intersected 5.0 meters (16.5 feet) of 0.22% U308 and within that 0.70% U308 over 1.5 meters (4.95 feet)as well as 1.05 % U308 over 1.0 meter (3.3 feet) and 2.07% U308 over 0.5 meters (1.65 feet).

Other significant poly-metallic IOCG style mineralized down hole intervals at Eldorado/Echo Bay district include:

•

PR-06-01 which intersected 1.5 meters (4.95 feet) of 514.0 g/ton silver (16.54 ounces per ton) and 0.81% copper, 3.0 meters (9.9 feet) of 1.27% zinc and 20.8 g/ton silver, 15.37 meters (50.72 feet) of 0.61% lead, 0.35% zinc and 2.3 g/ton silver and 3.0 meters (9.9 feet) of 17.9 g/ton silver, 1.34% zinc.

•

PR-06-02 13.5 meters (44.5 feet) of 3.7 g/ton silver, 0.67% zinc and 0.18% lead, and 1.5 meters of 5.5 g/ton silver, 4.1 g/ton gold, 1.47% zinc and 0.58% lead.

Previous mining in the Eldorado-Echo Bay district (1933-1960) exploited high-grade uranium, silver and copper mineralization that occurred locally as complex polymetallic arsenide and sulfide assemblages in quartz-carbonate veins. The arsenide-sulfide veins are also typically enriched in one or more metals including silver, uranium, nickel, cobalt, bismuth, gold, zinc, lead, and radium. Economic veins are hosted within East-North-East-striking structures and an extensive IOCG style poly-metallic hydrothermal alteration system.

The accompanying table gives a summary of drilling highlights and assay results returned from seven of nine holes reporting from Eldorado, NT. No significant intervals have been reported from holes PR-06-07 and PR-06-08.

ELDORADO Drill Summary (Holes 1,2,3,4,5,6,9)

DRILL HOLE RESULTS

	Interval		Length	Copper	Silver	Lead	Zinc
	From	To		(Cu)	(Ag)	(Pb)	(Zn)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(%)
PR-06-01	53.77	55.27	1.50	0.26	0.7	0.01	0.01
	68.77	70.27	1.50	0.03	1.6	0.25	0.10
	70.27	71.77	1.50	0.05	1.6	0.07	0.29
	110.45	132.45	22.00	0.07	1.9	0.16	0.29
	151.95	153.95	2.00	0.06	6.4	1.06	0.97
	152.95	153.95	1.00	0.09	9.4	1.95	1.43
	159.95	161.45	1.50	0.05	3.6	1.75	0.75
	151.95	167.32	15.37	0.06	2.3	0.61	0.35
	159.95	163.95	4.00	0.04	2.7	1.28	0.42
	162.95	163.95	1.00	0.07	3.8	2.07	0.27
	180.32	182.32	2.00	0.08	1.4	0.08	0.33
	184.32	186.32	2.00	0.09	3.7	0.17	0.64
	200.82	205.32	4.50	0.06	1.0	0.11	0.23
	250.00	255.00	5.00	0.03	4.2	0.13	0.33
	258.00	264.00	6.00	0.03	0.5	0.11	0.32
	261.00	262.50	1.50	0.04	0.8	0.18	0.44
	267.00	271.50	4.50	0.15	2.0	0.25	0.60
	379.50	382.50	3.00	0.04	1.0	0.03	0.22
	395.50	401.50	6.00	0.02	0.7	0.05	0.19
	406.00	409.00	3.00	0.04	1.0	0.11	0.25
	413.50	417.00	3.50	0.14	1.3	0.00	0.01
	420.00	421.50	1.50	0.05	2.7	0.20	0.95
	445.50	451.50	6.00	0.05	12.7	0.31	0.75
	445.50	448.50	3.00	0.04	20.8	0.50	1.27
	459.00	462.00	3.00	0.03	4.1	0.11	0.81
	465.00	466.50	1.50	0.81	514.0	0.01	0.05
	493.50	496.50	3.00	0.09	17.9	0.34	1.34

	Interval		Length	Copper	Silver	Lead	Zinc	Gold
	From	To		(Cu)	(Ag)	(Pb)	(Zn)	(Au)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(%)	(g/ton)
PR-06-02	54.0	57.0	3.00	0.05	1.9	0.09	0.21	-
	82.5	85.5	3.00	0.05	1.4	0.10	0.14	-
	100.5	105.0	4.50	0.04	0.4	0.00	0.01	-
	111.0	118.5	7.50	0.07	1.0	0.13	0.16	-
	111.0	112.5	1.50	0.10	1.9	0.47	0.47	-
	112.5	118.5	6.00	0.06	0.8	0.04	0.08	-
	121.5	139.5	18.00	0.04	1.4	0.18	0.37	0.22
	121.5	135.0	13.50	0.04	1.5	0.21	0.42	-
	127.5	129.0	1.50	0.19	4.5	1.08	0.77	-
	148.5	150.0	1.50	0.04	2.6	0.08	0.19	-
	151.5	156.0	4.50	0.05	4.4	0.32	1.37	-
	171.0	174.0	3.00	0.07	6.2	0.36	0.46	-
	172.5	174.0	1.50	0.08	11.7	0.65	0.70	-
	177.0	190.5	13.50	0.07	3.7	0.18	0.67	-
	180.0	183.0	3.00	0.10	7.5	0.37	1.50	-
	208.5	211.5	3.00	0.01	2.1	0.32	0.22	-
	208.5	210.0	1.50	0.01	3.4	0.56	0.27	-
	219.0	220.5	1.50	0.08	2.6	0.13	0.50	-
	237.0	238.5	1.50	0.09	1.2	0.16	0.26	-
	249.0	250.5	1.50	0.13	5.5	0.58	1.47	4.1
	244.5	252.0	7.50	0.12	2.7	0.18	0.45	0.82
	247.5	252.0	4.50	0.11	3.3	0.28	0.71	-
	267.0	268.5	1.50	0.20	1.7	0.04	0.35	-
	295.5	298.5	3.00	0.11	1.4	0.09	0.02	-
	363.0	364.5	1.50	0.36	14.1	0.02	0.03	0.20

	Interval		Length	Copper	Silver	Cobalt	Uranium
	From	To		(Cu)	(Ag)	(Co)	(U3O8)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(%)
PR-06-03	175.0	178.5	3.50	0.26	1.4	0.01	0.00
	228.0	229.5	1.50	0.68	1.0	0.00	0.15
	228.5	229.5	1.00	1.01	1.1	0.00	0.21
	324.5	326.0	1.50	0.57	1.0	0.00	0.00
	387.5	390.5	3.00	0.99	4.2	0.27	0.01
	387.5	388.5	1.00	0.09	4.0	0.79	0.03
	388.5	390.0	1.50	1.81	5.6	0.00	0.00

	Interval		Length	Copper	Silver	Lead	Zinc
	From	To		(Cu)	(Ag)	(Pb)	(Zn)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(%)
PR-06-04	71.5	73.0	1.50	0.04	0.6	0.02	0.09
	86.5	88.0	1.50	0.02	0.5	0.03	0.10
	92.5	95.5	3.00	0.02	1.1	0.21	0.42
	101.5	103.0	1.50	0.02	1.8	0.04	0.23
	175.0	176.5	1.50	0.03	0.5	0.01	0.12
	187.0	188.5	1.50	0.04	1.0	0.02	0.12
	226.0	227.5	1.50	0.03	0.5	0.02	0.11
	236.5	239.5	3.00	0.03	1.9	0.08	0.18
	241.0	242.5	1.50	0.06	0.8	0.01	0.20
	301.0	304.0	3.00	0.10	0.2	0.00	0.02

	Interval		Length	Copper	Silver	Zinc
	From	To		(Cu)	(Ag)	(Zn)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)
PR-06-05	24.0	25.5	1.50	0.25	0.4	0.06
	115.5	120.0	4.50	0.03	0.6	0.18
	292.5	294.0	1.50	0.02	0.2	0.01
	356.5	359.5	3.00	0.36	0.4	0.02
	366.0	367.5	1.50	0.68	0.2	0.02
	370.5	385.5	15.00	0.11	<.1	0.01
	374.5	376.0	1.50	0.32	0.5	0.01
	374.5	375.0	0.50	0.91	0.3	0.00
	375.5	376.0	0.50	0.04	1.0	0.01
	380.0	384.5	4.50	0.23	0.2	0.01
	380.0	380.5	0.50	0.60	0.3	0.03
	438.5	440.0	1.50	0.06	1.1	0.27

	Interval		Length	Copper	Silver	Zinc
	From	To		(Cu)	(Ag)	(Zn)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)
PR-06-06	99.0	100.5	1.50	0.19	0.7	0.03
	232.5	234.0	1.50	0.02	0.8	0.40
	283.5	286.5	3.00	0.00	0.1	0.15
	288.0	291.0	3.00	0.01	0.4	0.54
	399.0	406.5	7.50	0.03	0.4	0.18
	403.5	406.5	3.00	0.02	0.4	0.20
	418.5	423.0	4.50	0.39	1.0	0.02

	Interval		Length	Copper	Silver	Cobalt	Lead	Zinc	Nickel	Uranium
	From	To		(Cu)	(Ag)	(Co)	(Pb)	(Zn)	(Ni)	(U3O8)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(%)	(%)	(%)	(%)
PR-06-09	105.5	110.5	5.00	0.18	0.5	0.00	0.03	0.01	0.00	0.22
	105.5	107.0	1.50	0.37	0.9	0.01	0.10	0.02	0.01	0.70
	106.0	107.0	1.00	0.54	1.3	0.01	0.15	0.01	0.00	1.05
	106.0	106.5	0.50	0.95	2.0	0.03	0.29	0.02	0.01	2.07
	108.5	110.5	2.00	0.17	0.4	0.00	0.00	0.01	0.00	0.01
	128.5	131.0	2.50	0.50	0.2	0.00	0.00	0.02	0.00	0.02
	129.5	130.0	0.50	0.73	0.3	0.00	0.00	0.02	0.00	0.06
	378.5	380.0	1.50	0.03	0.1	0.01	0.01	0.20	0.01	0.00
	387.5	389.0	1.50	0.36	1.5	0.01	0.07	0.08	0.01	0.00
	419.0	429.5	10.50	0.03	0.4	0.01	0.02	0.22	0.01	0.00
	428.0	429.5	1.50	0.05	0.8	0.01	0.02	0.55	0.01	0.00
	450.5	453.5	3.00	0.36	3.1	0.20	0.02	0.08	0.04	0.00
	450.5	452.0	1.50	0.58	4.7	0.38	0.02	0.05	0.06	0.00

Metal values as of January 26, 2007. Gold $644.60 US per ounce, Copper $2.63 per pound, Silver $13.26 US per ounce, Cobalt $25.50 US per pound, Zinc $1.67US per pound, Lead $0.77 US per pound, and Uranium $72.00 US per pound.

Note: True thickness has not been calculated for these holes.

Eldorado/Port Radium Target - Map and Drilling locations- may be viewed by clicking on the following link: http://www.alberta-star.com/eldorado/index.html

Alberta Star President and CEO, Tim Coupland commented, “Our drill results have now confirmed uranium mineralization at Eldorado and continue to demonstrate the widespread distribution of Olympic Dam style IOCG & uranium associated mineralization in the Eldorado & Contact Lake districts. The Company has now successfully identified three new poly-metallic discovery zones and intersected high grade uranium based on its results from a recently completed 2006  fall drilling program.  The Company is currently preparing its newly emerging uranium and poly-metallic targets for follow up exploration and drilling in 2007, to determine continuity and orientation of the uranium mineralization.  Another key component of the 2007 exploration program will be the selection of the uranium drill targets which were identified using the Company’s newly acquired proprietary radiometric and VTEM datasets.

THE ELDORADO URANIUM MINE - ELDORADO URANIUM DISTRICT

The Eldorado uranium mine is situated on the east side of Great Bear Lake in Canada’s Northwest Territories. The Eldorado uranium mine formerly mined and produced 15 million pounds of uranium at an average head grade of 0.75% U308 and 8 million ounces of silver plus, copper, nickel, radium, and lead at Eldorado - Port Radium area commencing in 1933 (NTGO Normin: SENES Report 2005).  The Eldorado mine has about 25 miles of existing underground workings developed on fourteen levels. The Eldorado Uranium mine was formerly one of Canada’s principal producers of uranium concentrates during the 1930’s to the 1960’s. The Echo Bay mine produced over 23,779,178 million ounces of silver at an average head grade of approximately 66 ounces per ton up until its closure in 1982.  The Company has adopted a strategy which allows Alberta Star to focus on the exploration and development of the Eldorado Uranium Property as a strategic uranium asset, as part of a long term strategy to take advantage of the growth in the U.S. and world-wide electrical energy demand. This increasing demand for uranium is occurring at a time when mine supplies are dwindling and inventories are being depleted. Over the next decade, uranium supply is expected to fall short of demand and the current production shortfall is more than 80 million pounds per year. Spot uranium prices have risen from a cyclical low of $7.10 US per pound in late 2000 to a recent 20 year high. The January 29, 2007 spot price for uranium is now $72.00 US per pound. The Company has assembled a highly regarded IOCG & uranium technical group of experts that believes the Eldorado & Contact Lake district has the potential to host both Olympic Dam and volcanic hosted styles of copper, gold, and uranium deposits. The Company is currently preparing detailed follow-up drill and exploration programs at Eldorado to expand its IOCG and uranium targets in the 2007 drill season.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland,  President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

These results have been prepared under the supervision of Dr. H Mumin, Ph.D., P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All rock samples were analyzed by Acme Analytical Laboratories Ltd. (“ACME”) in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131